EXHIBIT (a)(5)(B)

FOR IMMEDIATE RELEASE

Contact: John Gonsior, CFO
(763) 392-6200; (800) 874-4648

Insignia Systems, Inc. Announces Final Results

of its Modified Dutch Auction Tender Offer

MINNEAPOLIS, MN — August 19, 2013 -  Insignia Systems, Inc. (Nasdaq:  ISIG) today announced the final results of its modified Dutch auction tender offer (the “Tender Offer”) to purchase up to $12 million of its common stock, which expired at 5:00 p.m., New York City time, on August 15, 2013.

In accordance with the terms and conditions of the Tender Offer, Insignia has accepted for purchase 929,051 shares of its common stock, par value $0.01 per share, at a price of $2.35 per share, for an aggregate cost of approximately $2.2 million, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 6.8 percent of Insignia’s currently outstanding common stock. Insignia has accepted for purchase, without proration, all of the shares of common stock that were properly tendered in the Tender Offer and not properly withdrawn.

Wells Fargo Bank, N.A., the depositary for the Tender Offer, will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the offer.

Shareholders who have questions may call D.F. King & Co., the information agent for the Tender Offer, at 800-758-5880.

About Insignia Systems, Inc.

Insignia Systems, Inc. is a developer and marketer of in-store media solutions, programs and services to retailers and consumer goods manufacturers. Through its Point-Of-Purchase Services (POPS) business, Insignia inspires shoppers and delivers value by providing at-shelf advertising solutions in an available network of over 13,000 chain retail supermarkets, over 1,700 mass merchants and 7,000 dollar stores. Through the nationwide POPS network, over 200 major consumer goods manufacturers, including General Mills, Kellogg Company, Hormel, Nestlé, and Armour-Eckrich, have taken their brand messages to the point-of-purchase. For additional information, contact (888) 474-7677, or visit the Insignia website at www.insigniasystems.com.

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